SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          Cal Dive International, Inc.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                  127 914 10 9
                                 (CUSIP Number)

                             Andrew C. Becher, Esq.
                          Cal Dive International, Inc.
                       13430 Northwest Freeway, Suite 350
                                Houston, TX 77040
                                  713-690-1818

            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                                  July 7, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
        (1)    Name of Reporting Person
               S.S. or I.R.S. Identification Nos. of Above Persons

               Gerald G. Reuhl

        (2)    Check the Appropriate Box if a Member of a Group
                                                                   (a)     [ ]
                                                                   (b)     [x]

        (3)    SEC Use Only

        (4)    Source of Funds

               N/A;  00

        (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                   [ ]

        (6)    Citizenship or Place of Organization

               United States of America

               (7)    Sole Voting Power 1,054,001 Shares
 Number of
Shares Bene-
  ficially     (8)    Shared Voting Power
 Owned by
Each Report-   (9)    Sole Dispositive Power 1,054,001 Shares
 ing Person
   With        (10)   Shared Dispositive Power        Shares

        (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                      1,054,001 Shares

        (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                  [ ]

        (13)   Percent of Class Represented by Amount in Row (11)
                                                  7.3%

        (14)   Type of Reporting Person (See Instructions)    IN

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
ITEM 1.     SECURITY AND ISSUER

               The class of equity securities to which this statement relates is the common stock, no par value (the "Common Stock"), of Cal Dive International, Inc., a Minnesota corporation (the "Company"). The principal executive offices of the Company are located at 13430 Northwest Freeway, Suite 350, Houston, TX 77040.

ITEM 2.     IDENTITY AND BACKGROUND

               (a) - (c). This statement is being filed by Gerald G. Reuhl. Mr. Reuhl is the Chairman of the Board of Cal Dive International, Inc. The address for Mr. Reuhl is 13430 Northwest Freeway, Suite 350, Houston, TX 77040.

               (d) and (e). During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  U.S.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               Mr. Reuhl had acquired these shares in July 1990 in connection with founding the Company and is only filing this report in connection with the Company's initial public offering.

ITEM 4.     PURPOSE OF TRANSACTION

               For investment.

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
ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

a)  1,054,001; 7.3%
b)  Gerald G. Reuhl has the sole voting power
c)  N/A
d) Gerald Reuhl has granted Owen E. Kratz, the Company's President and CEO with an option to purchase 168,320 of the shares of Common Stock in
    Item 5(a).
e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER

     Mr. Reuhl may sell up to 168,320 shares of Common Stock to Owen E. Kratz, the Company's President and CEO pursuant to an Option Agreement.

     As a founding shareholder of the Company, Mr. Reuhl is a party to a Shareholders Agreement with the Company and certain other shareholders which provides that the Company will nominate and use its best efforts to elect certain persons to the Board of Directors. The Shareholders Agreement further provides, among other things, certain customary transfer restrictions that prohibit the parties from transferring any common stock, except for permitted transfers.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Option Agreement
Exhibit 2: Shareholder Agreement

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: July 11, 1997                         /s/ Gerald G. Reuhl
                                                Gerald G. Reuhl

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